Exhibit d.4

EXHIBIT B

to the

Investment Advisory Agreement, As Amended

KOPP TOTAL QUALITY MANAGEMENT FUND

For all services rendered by the Advisor hereunder, the Corporation shall pay the Advisor, on behalf of the above-named Fund, and the Advisor agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to 1.00% of the average daily net assets of the Fund.

The Advisor hereby agrees that through September 2005, the Advisor will waive its fees and/or reimburse expenses to the extent such fees or expenses would cause the total annual operating expenses of any class of shares of the Fund to exceed 1.50% of the average daily net assets of the respective class.

The annual investment advisory fee shall be accrued daily at the rate of 1/365th of 1.00% applied to the daily net assets of the Fund.  The advisory fee so accrued shall be paid by the Corporation to the Advisor monthly, subject to the foregoing fee/expense cap.

Executed as of this 30th day of September, 2004.

The Advisor:

KOPP INVESTMENT ADVISORS, LLC

By: ______________________________

       LeRoy C. Kopp, President

The Corporation

KOPP FUNDS, INC.

By: ______________________________

       John P. Flakne, President